INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

October 26, 2011

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust File No. 333-122901
on behalf of Towle Deep Value Fund (the “Registrant”)

Below is a summary of the comments provided by Mr. Barrientos on September 30, 2011, for the Towle Deep Value Fund, a series of Investment Managers Series Trust.  All of the comments have been updated or explained below and are reflected in the Post-Effective Amendment Number 183 filed concurrently with this correspondence.

Prospectus

1.
Pages 2 and 4, Principal Investment Strategies.   Consider adding “under-valued” to second sentence in first paragraph – “The Fund may invest in common stocks of any capitalization, although it will primarily focus on smaller companies that the Fund’s advisor views to be out-of-favor, under-appreciated, and under-valued”.

RESPONSE:  Update made to prospectus.

2.	Page 7, Portfolio Managers. Provide the work experience for Wesley Tibbetts for the period 2008 to 2010.

RESPONSE:  Updated as follows:
Wesley R. Tibbetts has served as an Associate and Analyst for the Advisor since 2010.  Prior to joining the Advisor, Mr. Tibbetts was an analyst at Neuberger Berman within the NB Alternative group (formerly Lehman Brothers Private Equity division) from 2008 to 2010.  He holds a B.B.A. degree in finance from the Cox School of Business at Southern Methodist University and is Level III candidate for the Chartered Financial Analyst designation

3.	Page 8, Prior Performance for Similar Accounts Managed by the Advisor. Confirm whether the composite contains any other registered funds.

RESPONSE:  Towle & Co., advisor to the Fund, confirms that there are no registered funds in the composite performance.

4.	Page 8, Prior Performance for Similar Accounts Managed by the Advisor. For the Annual Disclosure Presentation for Ten Years, put the “Net Composite Returns” before the “Gross Composite Returns”.

RESPONSE:  Update made to prospectus.

5.
Page 8, Prior Performance for Similar Accounts Managed by the Advisor.  Under “Definition of Firm” are the Towle Capital Partners, L.P., Towle Capital Partners II, L.P. and Peterson Value Fund, LLC included in the composite returns?

RESPONSE:   Towle & Co., advisor to the Fund, confirms that the two accounts, Towle Capital Partners, L.P.  and Towle Capital Partners II, L.P. are included in the composite returns provided.  In addition, the Peterson Value Fund, LLC is NOT included in the composite returns as this is a separate strategy.  The disclosure regarding the Peterson Value Fund, LLC will be deleted as it is unrelated to the data provided.

6.	Page 8, Prior Performance for Similar Accounts Managed by the Advisor. Under “Leverage”, explain why this is relevant to the Fund.

RESPONSE:   This is not a principal strategy of the Fund.  This disclosure was deleted from the prospectus.

SAI

7.	Page B-27, Current Arrangements Regarding Disclosure of Portfolio Holdings. Provide the frequency and lag time specific to each group listed.

RESPONSE:  Updated below
Current Arrangements Regarding Disclosure of Portfolio Holdings  As of the date of this SAI, the Trust or the Fund has on-going business arrangements with the following entities which involve making portfolio holdings information available to such entities as an incidental part of the services they provide to the Trust:  (i) Towle & Co. (the Advisor), MFAC and UMBFS (the Trust's Co-Administrators) and UMB Bank, n.a. (the Custodian) pursuant to investment management, administration and custody agreements, respectively, under which the Trust’s portfolio holdings information is provided daily on a real-time basis (i.e., with no time lag); (ii) Tait, Weller & Baker LLP, (accountants), Bingham McCuthen LP (attorneys) and other professionals engaged by the Trust to whom the Trust provides portfolio holdings information on a regular basis with varying lag times after the date of the information; (iii) Broadridge (ProxyEdge) pursuant to a proxy voting agreement under which the Fund’s portfolio holdings information is provided daily with no time lag; and (iv) Morningstar, Inc., Lipper Inc., Thomson Financial, Vickers Stock Research Corporation, and Bloomberg L.P., to which the Fund’s portfolio holdings information is provided quarterly after the end of the previous fiscal quarter, with a 60-day time lag and no earlier than the date such information is filed on the SEC’s EDGAR system on Form N-Q (for the first and third fiscal quarters) or the Annual or Semi-Annual Report is mailed to shareholders (for the second and fourth fiscal quarters), as applicable.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1360.  Thank you.

Sincerely,

/s/JOY AUSILI
Joy Ausili
Investment Managers Series Trust
Secretary
626-914-1360